Organigram Recognized for Executive Gender Diversity by the Globe & Mail’s Women Lead Here Report for the Fourth Consecutive Year

The fifth annual Report on Business editorial benchmark identifies top-level Canadian businesses with the highest executive gender diversity.

Toronto, Ontario – April 8, 2024 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce it has been recognized on the 2024 Report on Business ‘Women Lead Here’ list for gender diversity. Fifty percent of the Company’s executive leadership team, including its CEO, are women.
The Women Lead Here benchmark was established in 2020 and applies a proprietary research methodology to provide an overview of the largest Canadian corporations with the highest degree of gender diversity among executive ranks. The ranked companies have made tangible and organizational progress related to executive gender parity.
“We are thrilled to be recognized yet again by the Globe & Mail for the gender diversity within our leadership team. Organigram is one of the very few companies in the cannabis industry that has a significant female leadership presence within its executive team and on its Board of Directors. Of note, our Legal and Manufacturing departments are led by women, demonstrating our commitment to breaking traditional gender stereotypes in leadership roles,” said Beena Goldenberg, CEO of Organigram. “At our company, we advocate for inclusivity, flexibility, and equality in the corporate landscape. With women constituting over 46% of our talented workforce, we prioritize inclusive recruitment strategies and provide equitable opportunities for professional advancement across the Company.”
For the 2024 ranking, Report on Business conducted a journalistic analysis of approximately 500 large publicly traded Canadian companies based on revenue, evaluating the ratio of female-identifying to male-identifying executives in the top three tiers of executive leadership. The resultant data was applied to a weighted formula that also factored in company performance, diversity and year-to-year change.

About Organigram Holdings Inc.
Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada.Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Media enquiries:

Megan McCrae
Senior Vice President – Global Brands and Corporate Affairs
megan.mccrae@organigram.ca
Organigram

For Investor Relations enquiries:
Max Schwartz
Director of Investor Relations
investors@organigram.ca
Organigram